February 23, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Gilmore
Kevin Woody

Re:	Fabrinet
Form 10-Q for the Period Ended September 29, 2023
Form 8-K Furnished November 6, 2023
File No. 001-34775

Ladies and Gentlemen:

Fabrinet (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 13, 2024, relating to the Company’s Form 10-Q for the period ended September 29, 2023 (the “Form 10-Q”) and the Company’s Form 8-K furnished November 6, 2023 (the “Form 8-K”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-Q for Period Ended September 29, 2023

Notes to Condensed Consolidated Financial Statements
3. Revenue from contracts with customers, page 12

1.We note your disclosure of revenue by geographic area and end market in your 10-Q and 10-K filings. We also note the disclosure of revenue by product category in your November 6, 2023 Investor Presentation as well as discussion of some of these categories on your earnings calls. Please tell us your consideration of disclosing this information in your 10-Q and 10-K filings pursuant to ASC 606-10-55-90 and 91.

In response to the Staff’s comment, after further review of the guidance in ASC 606-10-55-90 through 55-91, the Company respectfully acknowledges the Staff’s comment and confirms that, in future filings, beginning with the Form 10-Q for the quarter ending March 29, 2024, the Company will update the presentation and disclosures regarding disaggregated revenue to include the disclosure of revenue by product category. Furthermore, in future filings in which the Company discusses how it evaluates its operations, the Company will include in its discussions how it reviews sales by product category.

Securities and Exchange Commission
February 23, 2024

For illustrative purposes, set forth below is additional disclosure to Note.3 of the consolidated financial statements included in the Form 10-Q of disaggregated revenue by product category for the applicable reporting periods:

(in thousands, except percentages)	Three Months Ended September 29, 2023	As a % of Total Revenues	Three Months Ended September 30, 2022	As a % of Total Revenues
Optical communications
Datacom	$242,043		$92,692
Telecom	291,214		404,869
Total revenue - Optical communications	$533,257	77.8%	$497,561	75.9%
Non-optical communications
Automotive	$88,358		$86,779
Industrial laser	29,915		35,414
Others	33,947		35,675
Total revenue - Non-optical communications	$152,220	22.2%	$157,868	24.1%
Total revenue	$685,477	100.0%	$655,429	100.0%

Form 8-K furnished November 6, 2023

Exhibit 99.1
Use of Non GAAP Financials
2.Please revise your discussion to include the usefulness of your free cash flow measure.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, to the extent “free cash flow” is provided in a future earnings release, the Company will include a definition of free cash flow, why the Company believes that the free cash flow measure is useful to investors, the economic substance behind management’s decision to disclose such a measure, the limitations of this measure, and a statement that the Company’s presentation of free cash flow may not be comparable to similarly titled measures reported by other companies.

Reconciliation of GAAP Measures to Non-GAAP Measures

3.We note your disclosure and reconciliation of non-GAAP net income and non-GAAP diluted EPS. We further note your disclosure of non-GAAP gross profit and non-GAAP operating profit in your November 6, 2023 investor presentation and discussed on certain of your earnings calls. Please tell us your consideration for disclosing these additional non-GAAP measures in your 8-K earnings releases.

The Company acknowledges the Staff’s comment and advises the Staff that the Company considers non-GAAP net income and non-GAAP diluted EPS to be more important measures than non-GAAP gross profit and non-GAAP operating profit (which is one of the reasons the Company provides guidance on non-GAAP net income and non-GAAP diluted EPS). However, the Company acknowledges that non-GAAP gross profit and non-GAAP operating profit may be useful to investors, and in future

Securities and Exchange Commission
February 23, 2024

earnings releases furnished on Forms 8-K, the Company will include these additional non-GAAP measures with the appropriate disclosures and reconciliation of such measures.

*    *    *

Please do not hesitate to call me at +66 2-524-9600 if you have any questions or would like additional information regarding this matter. Thank you for your assistance.

Sincerely,
FABRINET

	By:	/s/ CSABA SVERHA
Csaba Sverha
Executive Vice President, Chief Financial Officer

cc:	Colin Campbell, General Counsel, Fabrinet
Jose Macias, Wilson Sonsini Goodrich & Rosati, P.C.
Erika Muhl, Wilson Sonsini Goodrich & Rosati, P.C.

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